Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Wall Street EWM Funds Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

April […], 2012

VIA EDGAR TRANSMISSION

Mr. Howie Hallock
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	WALL STREET EWM FUNDS TRUST (the “Trust”)
Securities Act Registration No: 333-173481
Investment Company Act Registration No: 811-22548

Dear Mr. Hallock:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of April 9, 2012 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 2 to its registration statement, filed on behalf of its series, Evercore Wealth Management Macro Opportunity Fund (the “Fund”).  PEA No. 2 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on February 24, 2012 for the purpose of adding an Institutional share class to the Fund.  The Trust is filing this PEA No. 3 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

PROSPECTUS

Summary Section – Fees and Expenses of the Fund

1.	Staff Comment: Please revise footnote #2 to eliminate duplicated disclosure regarding exclusions from the cap on Fund expenses.

Response:  The Trust responds by revising the footnote to read as follows:

“Pursuant to an expense limitation agreement, the investment adviser, Evercore Wealth Management, LLC has agreed to limit the Fund’s total expenses (exclusive of all federal, state and local taxes, interest, dividends and interest on short positions, acquired fund fees and expenses, brokerage commissions and other costs incurred in connection with the purchase and sale of securities and extraordinary items) to 1.25% and 1.00% for Investor Class shares and Institutional Class shares, respectively, through June 30, 2013.  The expense limitation provision cannot be changed to the detriment of shareholders without the consent of shareholders.  The Adviser has the right to receive reimbursement for fee reductions and/or expense payments made in the prior three fiscal years provided that after giving effect to such reimbursement Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement do not exceed 1.25% and 1.00% for Investor Class shares and Institutional Class shares, respectively, of average daily net assets in the year of reimbursement.”

Summary Section – Principal Investment Strategies

2.
Staff Comment:  Please consider revising the discussion of the Adviser’s investment selection process for the Fund in the Summary Section, specifically the second paragraph of the Principal Investment Strategies section, using plain English to improve understandability of this discussion.  Consider adding a discussion similar to that included in the Fund’s Item 9 disclosures on page 8 of the Prospectus concerning the selection of investments with potential contribution to attractive returns above inflation or to manage unwanted risk exposures and to protect and grow the purchasing power of investor portfolios.

Response:  The Trust responds by replacing the second paragraph of the Principal Investment Strategies disclosure in the Summary Section with the following disclosure:

“The Adviser then uses fundamental and quantitative analysis to determine whether anticipated profits from a particular investment are expected to contribute to an attractive return above inflation or help manage particular unwanted risk exposures that may have accumulated as a result of Fund investments.  Additionally, the portfolio managers will manage risk and volatility on an ongoing basis.”

3.
Staff Comment:  The prospectus states that the Fund may use derivative contracts to implement elements of its investment strategy.  Please consider including additional disclosure on the extent to which the advisor expects to invest Fund assets in derivatives.  The Division of Investment Management has recently made a number of observations about derivative-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf) Please review the observations set forth in that letter and revise your disclosure of use and risks of derivatives accordingly.

Response:  The Trust directs the Staff to the Fund’s disclosure on page 5 of the prospectus which states as follows:

“The Fund’s investments in derivative securities, including, but not limited to futures contracts, options, options on futures contracts, swap agreements, warrants, currency-linked derivatives and commodity-linked derivatives may be used as a substitute for making direct investments in the underlying instruments or to reduce exposure to, or “hedge” against market volatilities.  The Fund may use a derivative investment rather than investing directly in an underlying asset class as a low-cost, effective means to gain exposure to the asset class.”

The Trust believes that this disclosure appropriately conveys to shareholders that the Fund’s principal investment strategies include the use of derivatives as a means of obtaining exposure to various asset classes.  Additionally, the Trust directs the Staff to the Fund’s disclosures of “Derivatives Risk” on page 5 of the prospectus and “Derivatives Risk” on page 9 of the prospectus.  Therefore, the Trust respectfully declines to make any revisions associated with this comment.

Risk Factors – Tax Risk

4.	Staff Comment: Please add additional disclosure to explain what types of investments or investment strategies would be subject to the special federal income tax provisions.

Response:  The Trust responds by revising the Tax Risk disclosure on page 13 of the Prospectus to read as follows:

“Tax Risk.  The Fund’s investments and investment strategies including, but not limited to investments in futures contracts, options, options on futures contracts, swap agreements, warrants, currency-linked derivatives and commodity-linked derivatives may be subject to special federal income tax provisions that may, among other things: (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions; (ii) accelerate income to the Fund; (iii) convert lower taxed long-term capital gain into higher taxed short-term capital gain or ordinary income; (iv) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited); (v) treat dividends that would otherwise constitute qualified dividend income as non-qualified dividend income; or (vii) create a risk that the Fund will fail the diversification and source of income requirements under Subchapter M of the Internal Revenue Code of 1986, which could cause the Fund to fail to qualify for the tax treatment applicable to a regulated investment company.”

STATEMENT OF ADDITIONAL INFORMATION

Investment Objective and Policies

5.	Staff Comment: Please add disclosure concerning the Fund’s use of a Cayman Island subsidiary.

Response:  The Trust responds by adding the following disclosure to the Investment Objective and Policies section of the SAI:

“The Subsidiary.  The Fund’s investments in commodity-linked derivatives will primarily be made through investments in a wholly-owned subsidiary of the Fund organized under the laws of the Cayman Islands (the “Subsidiary”). The Subsidiary is advised by the Adviser.  The Subsidiary may invest without limitation in commodity-linked derivative instruments.  The Fund’s investment in the Subsidiary will not exceed 25% of the value of the Fund’s total assets.

The Subsidiary is not registered under the 1940 Act, but will be subject to certain protections of the Act with respect to the Fund, as described in this SAI.  All of the Fund’s investments in the Subsidiary will be subject to the investment policies and restrictions of the Fund, including those related to leverage, collateral and segregation requirements and liquidity.  In addition, the valuation and brokerage policies will be applied to the Subsidiary.  The Fund’s investments in the Subsidiary are not subject to all investor protection provisions of the 1940 Act.  However, because the Fund is the sole investor in the Subsidiary, and the Fund and Subsidiary are both managed by the Adviser, it is not likely that the Subsidiary will take any action that is contrary to the interests of the Fund and its shareholders.

Regulatory changes, including changes in the laws of the U.S. or the Cayman Islands, could result in the inability of the Fund and/or the Subsidiary to operate as described in the Fund’s prospectus and this SAI.  Such changes could potentially impact the Fund’s ability to implement its investment strategy and could result in decreased investment returns.  For example, the CFTC has recently adopted regulations that may require the Fund, the Adviser and/or the Subsidiary to register with the CFTC.  Once implemented, these regulations may limit or restrict the Fund’s ability to pursue its investment strategy using the Subsidiary, and/or may increase the costs of implementing the Fund’s investment strategy using the Subsidiary.”

Investment Restrictions

6.
Staff Comment:  Please add descriptive disclosure following the Fund’s fundamental investment restrictions describing the extent to which investments in commodities are permissible under the Investment Company Act of 1940, as amended, as referenced in fundamental investment restriction No. 4.

Response:  The Trust responds by adding the following disclosure adjacent to the Fund’s fundamental investment restrictions:

“With respect to Fundamental Investment Restriction 4 above, the Fund may purchase and sell futures contracts and options to the full extent permitted by the 1940 Act, invest in securities or other instruments backed by commodities, and invest in companies that are engaged in a commodities related business or have a significant portion of their assets invested in commodities.”

Investment Advisory and Other Services – Portfolio Managers

7.
Staff Comment:  With respect to the discussion of Material Conflicts of Interest on page B-28 of the SAI, please consider whether the Adviser’s trade allocation policies contain additional elements concerning potential conflicts of interest that should be addressed in this disclosure.

Response:  The Trust responds by revising the last sentence of the “Matterial Conflicts of Interest” disclosure to read as follows:

“In such instances, securities will be allocated in accordance with the Adviser’s trade allocation policy which generally requires that trades be allocated among clients in such a way that over time all clients are treated fairly.”

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I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-5384.

Very truly yours,

/s/ Rachel A. Spearo

Rachel A. Spearo, Esq.
For U.S. Bancorp Fund Services, LLC (Administrator to the Trust)

cc:           Richard Teigen, Esq., Foley & Lardner LLP